Exhibit 99.1

Mecox Lane Limited Announces Second Quarter 2012 Results

SHANGHAI, August 14, 2012 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•                  Internet platform net revenues decreased 40.0% year over year to $19.6 million, compared to $32.7 million in the second quarter of 2011

•                  Net revenues decreased 33.6% year over year to $39.0 million, compared to $58.7 million in the second quarter of 2011

•                  Gross profit margin decreased 2.1% year over year to 34.4% from 36.5% in the second quarter of 2011

•                  Gross profit1 decreased 37.4% year over year to $13.4 million from $21.5 million in the second quarter of 2011

•                  Net loss was $4.9 million, compared to net loss of $3.4 million in the second quarter of 2011

Mr. Alfred Gu, Mecox Lane’s director and chief executive officer, commented, “In the second quarter of 2012, we continued to take a conservative approach with respect to our core Internet business and strategically scaled back our online advertising. While prices for online advertising began to stabilize in the first quarter of 2012, they remain at historically high levels and, in our view, still do not represent a good return on investment. While we have experienced a substantial year-over-year decrease in average monthly unique visitors to our Internet platform, we have also spent significantly less on advertising as a percentage of our revenues. We will remain cautious in terms of advertising spending for our Internet business in order to better position ourselves once online advertising prices reach more attractive levels.

“In the second quarter of 2012, we continued to execute on our strategy of improving operating efficiency. Most notably, we are close to the completion of our new Wujiang Logistics Center, which we expect will be fully operational by the end of the third quarter of 2012. As we transition to the new location, we will seek ways to utilize the center’s additional capacity to support our future growth.

“We will continue to manage our business prudently through the second half of this year,” added Mr. Gu. “The sector remains fiercely competitive, with e-commerce verticals vying to hold market share and brand position. We are confident that our strategic focus on preserving cash, improving operating efficiency and enhancing customer satisfaction will allow us to withstand these challenging market conditions and ultimately deliver value to our shareholders.”

Second Quarter 2012 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the second quarter of 2012 and the second quarter of 2011 as in the following paragraphs.

1 Gross profit excludes the impact of depreciation and amortization expenses.

Total Net Revenues

Total net revenues were $39.0 million in the second quarter of 2012, representing a decrease of 33.6% from $58.7 million in the second quarter of 2011. The decrease was primarily due to the decrease in net revenues from the Company’s Internet platform, as well as lower revenues from the Company’s call center and stores.

Internet Platform

Net revenues from the Internet platform were $19.6 million in the second quarter of 2012, representing a decrease of 40.0% from $32.7 million in the second quarter of 2011. The decrease was primarily attributed to a 45% decrease in the number of average monthly unique visitors as a result of the Company’s decision to continue to scale back our online advertising.

Call Center

Net revenues from the call center were $11.4 million in the second quarter of 2012, representing a decrease of 23.3% from $14.8 million in the second quarter of 2011. The decrease was primarily attributed to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, along with the reduction in the Company’s catalog circulation.

Directly Operated Stores & Franchised Stores

Net revenues from directly operated stores were $4.9 million in the second quarter of 2012, representing a decrease of 18.9% from $6.0 million in the second quarter of 2011. The decrease was primarily due to a decline in the number of directly operated stores from an average of 118 stores in the second quarter of 2011 to an average of 109 stores in the second quarter of 2012, as well as a decrease in average store sales.

Net revenues from franchised stores were $3.2 million in the second quarter of 2012, representing a decrease of 39.4% from $5.2 million in the second quarter of 2011. The decrease in net revenues was primarily due to a decline in the number of franchised stores from an average of 309 stores in the second quarter of 2011 to an average of 267 stores in the second quarter of 2012, as well as a decrease in average store sales.

Cost of Goods Sold2

Cost of goods sold was $25.6 million in the second quarter of 2012, representing a decrease of 31.3% from $37.3 million in the second quarter of 2011. The decrease is consistent with the overall decrease in sales.

Gross Profit1 and Gross Margin

Gross profit was $13.4 million in the second quarter of 2012, representing a decrease of 37.4% from $21.5 million in the second quarter of 2011. Gross margin was 34.4% in the second quarter of 2012, compared to 36.5% in the second quarter of 2011. The decrease in gross margin was primarily due to the combined effects of additional inventory provision of $2.7 million in the second quarter of 2012 and lower gross margin from the Internet platform due to the ongoing pressure from market competition, partially offset by the decrease in the weighting of the Internet and franchised stores business within total net revenues, which generated a lower margin than did other segments, and selling more higher margin products through the call center.

2 Cost of goods sold excludes depreciation and amortization expenses.

Operating Expenses

Total operating expenses were $18.8 million in the second quarter of 2012, representing a decrease of 30.1% from $26.9 million in the second quarter of 2011.

Selling, general and administrative expenses were $18.6 million in the second quarter of 2012, representing a decrease of 28.5% from $26.0 million in the second quarter of 2011, which was primarily due to the combined effects of a decrease in marketing costs as the Company remained conservative in its sales and marketing activity and a decrease in labor costs and office expenses.

Loss from Operations

Loss from operations was $5.4 million in the second quarter of 2012, compared to loss from operations of $5.4 million in the second quarter of 2011.

Net Loss and Loss per ADS

Net loss was $4.9 million in the second quarter of 2012, compared to net loss of $3.4 million in the second quarter of 2011. Non-GAAP net loss3 was $4.3 million in the second quarter of 2012, compared to non-GAAP3 net loss of $2.5 million in the second quarter of 2011. Basic and diluted loss per American Depositary Share (“ADS”) attributable to Mecox Lane shareholders was $0.09 in the second quarter of 2012. One ADS represents seven ordinary shares.

Cash and Short-term Investments

As of June 30, 2012, Mecox Lane had cash and cash equivalents totaling $47.2 million, compared to $40.1 million as of December 31, 2011. Short-term investments on June 30, 2012 were $4.7 million compared to $20.6 million as of December 31, 2011, all of which were structured term bank deposits.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9 p.m. U.S. Eastern Time on August 14, 2012 (9 a.m. Shanghai/Hong Kong Time on August 15, 2012) to discuss results and highlights from the quarter and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com/events.cfm, at 7:30 p.m. U.S. Eastern Time on August 14, 2012 (7:30 a.m. Shanghai/Hong Kong Time on August 15, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
International:	+65-6723-9385
Hong Kong:	+852-3051-2745
Passcode:	18581784

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

3 Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

SafeHarbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6600

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet Information

	December 31,	June 30,
	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	40,097,545	47,242,861
Short-term investments	20,631,910	4,743,150
Accounts receivable, net of allowances of $64,063 and $64,063 as of December 31, 2011 and June 30, 2012, respectively	1,993,962	1,646,969
Amount due from related party	356,090	—
Other receivables	6,921,738	4,774,989
Advances to suppliers and prepaid expenses	2,138,815	1,775,575
Merchandise inventories	31,286,353	23,780,998
Deferred tax assets—current portion	323,911	—
Total current assets	103,750,324	83,964,542
Property and equipment, net	43,236,593	45,210,181
Prepaid land use right	6,234,620	6,149,811
Intangible assets, net	1,450,220	1,488,432
Other non-current assets	833,427	630,562
TOTAL ASSETS	155,505,184	137,443,528

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 4,886,576 and 1,220,720 as of December 31, 2011 and June 30, 2012, respectively)	23,867,229	19,046,614
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 1,790,998 and 1,276,467 as of December 31, 2011 and June 30, 2012, respectively)	4,723,687	4,602,308
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 5,378,698 and 269,639 as of December 31, 2011 and June 30, 2012, respectively)	8,725,738	4,804,398
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 4,142,652 and 2,015,477 as of December 31, 2011 and June 30, 2012, respectively)	5,694,457	4,762,457
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 107,032 and 14,876 as of December 31, 2011 and June 30, 2012, respectively)	1,793,016	1,791,920
Total current liabilities	44,804,127	35,007,697

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,227 and 405,250,544 shares issued, and 405,192,227 and 404,061,538 shares outstanding as of December 31, 2011 and June 30, 2012)	40,519	40,525
Additional paid-in capital	163,806,117	165,177,730
Accumulated deficit	(59,447,134)	(68,640,506)
Accumulated other comprehensive income	6,201,555	5,923,092
Less: 1,189,006 treasury shares, at cost	—	(165,010)
Total Mecox Lane Limited equity	110,601,057	102,335,831
Noncontrolling interests	100,000	100,000
Total equity	110,701,057	102,435,831
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	155,505,184	137,443,528

Mecox Lane Limited

Unaudited Consolidated Statement of Comprehensive Income

	Three-month Periods Ended June 30
	2011	2012
	$	$

Net revenues:
Internet platform	32,710,102	19,640,275
Call center	14,801,775	11,357,889
Directly operated stores	5,992,221	4,861,486
Franchised stores	5,227,891	3,165,999
Total net revenues	58,731,989	39,025,649

Cost of goods sold (excluding depreciation and amortization)
Internet platform	24,313,746	15,968,374
Call center	6,934,804	4,854,816
Directly operated stores	2,539,333	2,336,039
Franchised stores	3,488,433	2,445,535
Total cost of goods sold (excluding depreciation and amortization)	37,276,316	25,604,764

Operating expenses:
Selling, general and administrative expenses	25,960,589	18,570,423
Depreciation and amortization	1,042,615	1,040,516
Other operating income, net	(118,847)	(823,330)
Total operating expenses	26,884,357	18,787,609

Loss from operations	(5,428,684)	(5,366,724)
Interest income	624,773	622,081
Other income/(expense)	526,219	(204,261)
Loss before income taxes and noncontrolling interests	(4,277,692)	(4,948,904)
Income tax benefit/(expense)	881,823	—
Net loss	(3,395,869)	(4,948,904)
Accretion of noncontrolling interest	—	91,884
Net loss attributable to noncontrolling interests	(58,493)	(91,884)
Net loss attributable to Mecox Lane Limited shareholders	(3,337,376)	(4,948,904)

Loss per ordinary share:
Basic & Diluted	(0.01)	(0.01)

Loss per ADS
Basic & Diluted	(0.06)	(0.09)

Weighted average ordinary shares used in per share calculation
Basic & Diluted	405,192,257	405,074,604

Weighted average ADS used in per share calculation
Basic & Diluted	57,884,608	57,867,801

Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	1,204,893	(336,189)
Other comprehensive income, net of tax	1,204,893	(336,189)

Comprehensive income attributable to Mecox Lane Limited shareholders	(2,132,483)	(5,285,093)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(2,508,248)	(4,343,617)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended June 30
	2011	2012
	$	$
Net loss	(3,395,869)	(4,948,904)
Add back: Share-based compensation expenses	887,621	605,287
Non-GAAP net loss	(2,508,248)	(4,343,617)